Z3 Enterprises, Inc.

7322 S. Rainbow Blvd.

Suite 194

Las Vegas, NV 89139

August 19, 2011

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D. C. 20549

 Re: Z3 Enterprises, Inc.

Form 8-K

Filed April 21, 2011

Form 8-K/A

Filed June 30, 2011

Supplemental Correspondence

Filed June 30, 2011

File No. 000-53443

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Z3 Enterprises, Inc. (the “Company”) dated July 20, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” means the Company.

Form 8-K filed April 21, 2011, Date of Report April 18, 2011

Staff Comment 1. We cannot agree with your assertion that the activities described in response to comment one from our letter dated March 24, 2011 are more than nominal and refer to the Form 8-K you filed on April 21, 2011 disclosing your acquisition of HPEV, Inc. Please tell us how you evaluated the transaction to determine if you are required to provide the disclosures set forth in Section 2.01(f), 5.01 and 5.06 of Form 8-K. We note from your disclosures in section 9.01that you intended to file the financial statements of HPEV, Inc. as an exhibit to your quarterly report on Form 10-Q for the period ended March 31, 2011 or on a separate Form 8-K no later than 60 days from the date of your report, which was April 21, 2011. Since 60 days has passed since the date of your report, please amend your 8-K to include audited financial statements HPEV, Inc.

1

Larry Spirgel

Assistant Director

Securities and Exchange Commission

August 19, 2011

Response: The Company notes the Staff’s disagreement with the Company’s assertion that the activities described in response to comment one from the Staff’s letter dated March 24, 2011 (“Company Response No. 1”) are more than nominal.

The Company reasserts such assertions and believes its operations were more than nominal. Footnote 172 to the Staff’s adopting release to the 2008 Rule 144 amendments stated the Staff’s position that startup companies did not meet the condition of having no or nominal operations. Release No. 33-8869. Subsequent to entering into the Joint Venture Agreement (the “JV Agreement”) on September 3, 2010 with Phoenix Productions and Entertainment Group, LLC, the Company’s status was akin to a startup company. It had a new business strategy and engaged in activities that manifested a strong commitment to developing a legitimate business in the entertainment industry. It entered into agreements to acquire assets related to the entertainment industry, entered into negotiations to host concerts and reviewed and analyzed movie scripts for possible entertainment projects. The Company fails to see the reasoning of why a startup company, which may only consist of an idea and no assets related to its business, should be considered to have more than nominal operations, while the Company, which has shown to be very active in its operations related to its business strategy at the time, should be deemed not to have more than nominal operations.

The Company respectfully disagrees with the Staff’s position on this issue.

In respect to the Form 8-K filed by the Company on April 21, 2011 (“HPEV 8-K”) disclosing the acquisition of HPEV, Inc. (the “HPEV Transaction”), below is an analysis of how the Company evaluated the transaction to determine if it was required to provide the disclosures set forth in Section 2.01(f), 5.01 and 5.06 of Form 8-K.

Section 2.01(f)

Section 2.01 of Form 8-K requires certain disclosure when there is a completion of an acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business. The Company’s acquisition of HPEV triggered Section 2.01 and as a result the Company disclosed the details of the HPEV transaction in the HPEV 8-K. Section 2.01(f) requires certain additional disclosures if the registrant was a shell company immediately before the transaction. As discussed above and in Company Response No. 1, the Company does not believe it was a shell company immediately before the transaction. As a result, the Company deemed Section 2.01(f) to not apply to the HPEV 8-K.

2

Larry Spirgel

Assistant Director

Securities and Exchange Commission

August 19, 2011

Section 5.01

Section 5.01 of Form 8-K requires certain disclosure when, to the knowledge of a company’s board of directors, a committee of the board of directors or authorized officer or officers of the company, a change of control of the company has occurred. The HPEV contemplated the future appointment of two directors to the Company’s board of directors which constitutes a change of control of the Company. As a result, the Company acknowledges that Item 5.01 disclosure was erroneously omitted from the HPEV 8-K. The Company undertakes to amend the HPEV 8-K as soon as practicable to insert the missing 5.01 disclosure.

Item 5.01(a)(8) requires certain additional disclosures if the registrant was a shell company immediately before the change of control. As discussed above and in Company Response No. 1, the Company does not believe it was a shell company immediately before the change of control. As a result, the Company has deemed Item 5.01(a)(8) to not apply to the HPEV 8-K.

Section 5.06

Section 5.06 requires certain disclosures if a shell company registrant enters into a transaction that has the effect of causing it to cease being a shell company. As discussed in Company Response No. 1, the Company ceased to be a shell Company immediately subsequent to the entrance into the JV Agreement. As a result, the Company was not a shell company upon the entrance into the HPEV transaction and Section 5.06 did not apply.

Section 9.01

Section 9.01 of Form 8-K requires companies to file financial statements for any business acquisitions required to be described in answer to Section 2.01 of Form 8-K. HPEV, Inc. (“HPEV”) was incorporated on March 24, 2011 and had no financial activity until April 2011. As a result, there were no prior years’ financial statements to audit and no prior operations in the first quarter of the calendar year for which to provide financial statements. The Company is planning to include consolidated financial statements of the Company, including HPEV, in the Company’s Quarterly Report on Form 10-Q for the three month period ending June 30, 2011. The Company undertakes to amend the HPEV 8-K to correct the erroneous disclosure regarding the timing of the filing of the HPEV financial statements in the same filing as the additional 5.01 disclosure discussed above.

Staff Comment 2. We note that the terms of the binding letter agreement attached as Exhibit 10.1 to your Form 8-K filed on April 21, 2011 require Z3 to issue 12 million newly issued ordinary common shares of Z3 and 100,000 newly issued Series B convertible preferred stock, convertible into 22 million common shares (total of 34 million common). However, the Articles of Incorporation filed as Exhibit 3.1 to your Form SB-2 indicate that you are authorized to issue only 25 million common shares and no preferred. Please refer to Note A to Schedule 14A and provide a detailed legal analysis as to the necessity of shareholder approval for the HPEV transaction.

Response: As reported on a Current Report on Form 8-K filed with the Commission on September 9, 2010 (the “Amendment 8-K”), shareholders approved an amendment to the Company’s Articles of Incorporation on September 2, 2010. The amendment to the Articles of Incorporation (the (“Amendment”) was filed with the state of Nevada on September 3, 2010 and attached as Exhibit 2.1 to the Amendment 8-K. Among other things, the Amendment increased the authorized common stock to 95,000,000 shares and created 10,000,000 shares of preferred stock.

As a result, there was available common stock and preferred stock to consummate the HPEV transaction.

In a related note, subsequent to the entrance into the HPEV transaction, the parties amended the terms so no preferred stock would be issued and solely common stock was issued. The amendment was entered into on June 14, 2011 and described in an 8-K filed by the Company on August 19, 2011.

3

Larry Spirgel

Assistant Director

Securities and Exchange Commission

August 19, 2011

Other

Staff Comment 3. We note that you have not timely filed your Form 10-K for the year ended December 31, 2010 or for the interim period ended March 31, 2011. Please file these reports or tell us when you intend to do so.

Response: The Company is working with its auditors to complete the annual audit and file its annual report on form 10-K as soon as practicable. Company anticipates the 10-K will be filed by September 9, 2011. As soon as the audit is complete, the auditors will review the financial statements for the Company’s first quarter and the Company will finalize and file the 10-Q as soon as reasonably possible.

The Company acknowledges that:

·         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Crone Law Group, Company counsel, at (415) 955-8900.

Sincerely,

/s/Ross Giles

Ross Giles

President

Enclosures

CC: Ryan Nail
The Crone Law Group